      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 1994
                                                     REGISTRATION NO.
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            JAMES RIVER CORPORATION
                                  OF VIRGINIA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

COMMONWEALTH OF VIRGINIA                    54-0848173
     (STATE OR OTHER         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
     JURISDICTION OF
    INCORPORATION OR
      ORGANIZATION)

                              120 TREDEGAR STREET
                            RICHMOND, VIRGINIA 23219
                                 (804) 644-5411
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
             CLIFFORD A. CUTCHINS, IV, ESQ., SENIOR VICE PRESIDENT,
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                      JAMES RIVER CORPORATION OF VIRGINIA
                              120 TREDEGAR STREET
                            RICHMOND, VIRGINIA 23219
                                 (804) 644-5411
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   COPIES TO:
                          MARSHALL H. EARL, JR., ESQ.
                        MCGUIRE, WOODS, BATTLE & BOOTHE
                                ONE JAMES CENTER
                            RICHMOND, VIRGINIA 23219
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (x)
                        CALCULATION OF REGISTRATION FEE
[CAPTION]

                                                            PROPOSED               PROPOSED
                                                            MAXIMUM                MAXIMUM
  TITLE OF EACH CLASS OF            AMOUNT TO            OFFERING PRICE           AGGREGATE              AMOUNT OF
SECURITIES TO BE REGISTERED       BE REGISTERED           PER UNIT (1)        OFFERING PRICE (1)      REGISTRATION FEE
Preferred stock, $10 par
value per share(2).........
                                   $287,500,000             100%(3)            $287,500,000(3)            $99,139
Depositary shares repre-
senting preferred
stock(2)...................

(1) Estimated solely for purposes of calculating the registration fee.
(2) Such indeterminate number of shares of Preferred Stock or Depositary Shares representing Preferred Stock as may be issued from time to time at indeterminate prices.
(3) Plus accrued dividends, if any, from date of original issuance.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                                     LOGO
                           JAMES RIVER CORPORATION
                                 OF VIRGINIA

                               PREFERRED STOCK
                       (CONVERTIBLE OR NON-CONVERTIBLE)
                               ($10 PAR VALUE)

                DEPOSITARY SHARES REPRESENTING PREFERRED STOCK

     James River Corporation of Virginia ("James River" or the "Company") may from time to time offer shares of its Preferred Stock, par value $10 per share (the "Preferred Stock"), in one or more series. The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth, as applicable, the specific designation, voting powers, preferences and relative rights and qualifications, limitations and restrictions thereof, including dividend rate (or manner of calculation thereof), time of payment of dividends, liquidation value, terms for mandatory or optional conversion, listing on a securities exchange, terms for mandatory or optional redemption, aggregate number of shares sold, purchase price, public offering price, names of any underwriters or agents, compensation of such underwriters or agents and other terms in connection with the offering and sale of the series of Preferred Stock in respect of which this Prospectus is being delivered. If so specified in the Prospectus Supplement, the Preferred Stock may be represented by Depositary Shares, each of which may represent the percentage interest so specified in each share of Preferred Stock described in the Prospectus Supplement ("Depositary Shares").

     The Company may sell shares of Preferred Stock or Depositary Shares representing Preferred Stock to or through underwriters or dealers, directly to other purchasers or through agents. See "Plan of Distribution."

     SEE "INVESTMENT CONSIDERATIONS" FOR CERTAIN INFORMATION WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    THESE  SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
      SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
        COMMISSION  NOR HAS THE SECURITIES  AND EXCHANGE COMMISSION OR
         ANY STATE  SECURITIES COMMISSION  PASSED UPON  THE  ACCURACY
           OR  ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is             , 1994.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                             AVAILABLE INFORMATION
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10046. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's common stock is listed on the New York Stock Exchange, and such reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
     This Prospectus does not contain all the information set forth in the registration statement to which this Prospectus relates (the "Registration Statement") and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed with the Commission by the Company are hereby incorporated by reference into this Prospectus:
     (a) the Annual Report on Form 10-K for the fiscal year ended December 26, 1993;
     (b) Proxy Statement dated March 14, 1994, in connection with the Company's Annual Meeting of Shareholders held on April 28, 1994;
     (c) the Current Reports on Form 8-K dated January 25, 1994, February 22, 1994, April 21, 1994, and April 27, 1994; and
     (d) the description of Common Stock included in Form 8-A filed January 3, 1980 incorporating by reference the description included in Amendment No 1. to Registration Statement No. 2-63209, as amended by Amendment No. 4 to Application or Report on Form 8 dated July 28, 1992, and the description of the Rights included in Form 8-A dated March 3, 1989, as amended by Amendment No. 1 to Application or Report on Form 8 dated July 28, 1992.
     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests for such copies should be directed to Celeste Gunter, Director, Investor Relations, James River Corporation of Virginia, 120 Tredegar Street, Richmond, Virginia 23219 (telephone (804) 649-4307).
                                       2

                                  THE COMPANY
     James River is a manufacturer and marketer of consumer products, including towel and tissue and disposable food and beverage service products; food and consumer packaging, including folding cartons, flexible packaging, and barrier packaging papers; and communications papers, including uncoated business papers and coated printing papers. James River is one of the industry leaders, in terms of sales within the United States, in towel and tissue products, disposable food service items, folding cartons, and flexible packaging, and, on the West Coast, in uncoated business papers. The Company produces a number of branded products, which include Quilted Northernt, Marinat, and Nice 'N Softt bathroom tissue; Brawnyt paper towels; Vanity Fairt premium food service products; Dixiet plates, cups, and cutlery; Eureka!e recycled and Word Prot copy papers; Delta Britet publishing papers; Montereyt magazine paper; Curtis text and cover papers; Qwik Crispt microwave packaging; and Quilt-Rape sandwich wrap. Each of the Company's businesses produces an increasing number of recycled paper products to meet the growing demands of customers. James River, through its consolidated subsidiaries and its unconsolidated affiliates, has operations in 28 states, Canada, and 12 European countries. James River has pursued a strategy of investment which has allowed the Company to significantly expand its business and to broaden its product lines.
     James River was incorporated under the laws of the Commonwealth of Virginia in 1969. The Company's principal executive offices are located at 120 Tredegar Street, Richmond, Virginia 23219 (P.O. Box 2218, Richmond, Virginia 23217), and its telephone number is (804) 644-5411.
                              RECENT DEVELOPMENTS
     On April 27, 1994, James River announced the signing of a share acquisition agreement with Montedison S.p.A., and Rayne Holdings Inc. ("Rayne"), whereby James River will acquire the 50% ownership interest in Jamont Holdings N.V. ("Jamont Holdings") currently owned by Rayne for $575 million in cash. James River currently owns the remaining 50% of Jamont Holdings. Jamont Holdings owns 86.4% of Jamont N.V. ("Jamont"), which has operations in 12 European countries and produces branded and private label tissue and foodservice products for the retail and away-from-home markets. Jamont had sales of $1.4 billion in 1993. Upon the consummation of the acquisition, Jamont will become a consolidated subsidiary of James River. James River intends to finance this transaction through the issuance of a combination of debt and equity securities. See "Use of Proceeds" herein. The final transaction, which is subject to normal closing conditions, as well as obtaining necessary financing and securing the approval of James River's lenders, is expected to be completed during the third quarter of 1994.
     On April 21, 1994, James River published its results for the first quarter ended March 27, 1994. The Company reported income from operations of $20.3 million and a net loss of $7.1 million, or $0.19 per share. These amounts compare to income from operations of $17.7 million and a net loss of $10.1 million, or $0.22 per share, in the prior year's first quarter. Operating results for the Consumer Products Business increased by over 20%, to $28.3 million compared to $23.2 million in the prior year, principally from strong retail volume and the benefits realized from productivity improvements. Results for the Food and Consumer Packaging Business increased by 14%, to $26.6 million in 1994 from $23.3 million in 1993. However, operating losses generated by the Communications Papers Business increased 24%, to $25.1 million from $20.3 million last year, as pricing in most white paper grades continued to decline during the quarter due to additional industry capacity and higher levels of imports.
                                     RATIOS
     The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the period indicated.

                                                                                 FISCAL PERIODS ENDED(1)
                                                            4/30/89    4/29/90    12/30/90   12/29/91    12/27/92    12/26/93
                                                                                    (2)                  (3),(4)       (5)
Ratio of Earnings to Fixed Charges (unaudited)...........    2.90x      2.40x      1.21x       1.34x          --       1.04x
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends (unaudited)............................    2.48x      2.09x      1.03x       1.15x          --          --

     (1) In computing the ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before income taxes, extraordinary items, the cumulative effect of changes in accounting principles, minority interests, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, and that portion of rental expense (one-third) deemed representative of the interest factor. Earnings and fixed charges also include the Company's proportionate share of such amounts for unconsolidated affiliates which are owned 50% or more and distributed income from less than 50% owned affiliates. For purposes of the ratio of earnings to combined fixed charges and preferred stock dividends, fixed charges are increased by the preferred stock dividends requirements of James River adjusted to amounts representing the pretax earnings which would be required to cover such dividend requirements.
     (2) During 1990, the Company changed its fiscal year from one ending on the last Sunday of April to one ending on the last Sunday of December. Accordingly, disclosures for the transition period ended December 30, 1990 include the 35 weeks from April 30 to December 30, 1990. During this period, the Company initiated an operational restructuring program designed to focus the Company's operations on those businesses in which it commands a substantial market share and which are less cyclical. In connection with that program, the Company recorded a $200 million pretax charge which has been included in the calculation of the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for this period. Excluding the impact of the $200 million pretax restructuring charge from earnings, the ratio of earnings to fixed charges would have been 2.59x and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 2.19x for this period.
     (3) For the year ended December 27, 1992, earnings were inadequate to cover both fixed charges and combined fixed charges and preferred stock dividends. The amount of the deficiency of earnings compared to fixed charges was $195.6 million, and the amount of the deficiency of earnings compared to combined fixed charges and preferred stock dividends was $236.1 million for this year.
     (4) During 1992, the Company initiated a productivity enhancement program and recorded a $112 million pretax restructuring charge which has been included in the calculation of the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for this year. Excluding the impact of the $112 million pretax charge from earnings, the amount of the deficiency of earnings compared to fixed charges would have been $83.9 million, and the amount of the deficiency of earnings compared to combined fixed charges and preferred stock dividends would have been $123.1 million for this year.
     (5) For the year ended December 26, 1993, earnings were inadequate to cover combined fixed charges and preferred stock dividends. The amount of the deficiency of earnings compared to combined fixed charges and preferred stock dividends was $48.5 million for this year.
                           INVESTMENT CONSIDERATIONS
RECENT INDUSTRY CONDITIONS
     A substantial portion of James River's business is strongly influenced by conditions in the pulp and paper industry. Beginning in 1990, the financial performance of the pulp and paper industry began to decline, primarily due to a combination of (i) significant levels of excess industry capacity, (ii) slowing demand growth resulting from recessionary conditions in both the U.S. and Europe, and (iii) foreign currency devaluations which have provided cost advantages to certain foreign competitors. These conditions resulted in intense competition, declining utilization rates, increased levels of foreign imports, and depressed pricing, domestically as well as abroad. The depressed levels of earnings reported by many pulp and paper producers have continued through 1993. For James River and other competitors serving the tissue, foodservice, packaging, and communications papers markets, difficult market conditions persist. In addition, severely depressed prices for market pulp and bleached paper board have reduced James River's return on assets compared to competitors which are less fully integrated and able to purchase these raw materials at prices which are generally below the Company's total cost of production.
RECENT JAMES RIVER FINANCIAL PERFORMANCE
     For the year ended December 26, 1993, James River reported operating income of $114.0 million and a net loss of $0.3 million, equivalent to a loss of $.40 per share after preferred dividends. Results for 1993 included a
                                       4
charge of $11.0 million, or $.13 per share, representing the cumulative increase in the deferred income tax liability resulting from the 1% increase in the statutory federal income tax rate enacted during 1993. James River's ratio of earnings to fixed charges for the year ended December 26, 1993, was 1.04x. For the year ended December 27, 1992, James River reported a loss from operations of $62.4 million, including a $111.7 million pretax restructuring charge, and a net loss of $427.3 million, or $5.55 per share. In addition to the restructuring charge, results for 1992 included a charge of $273.8 million net of income tax benefits, or $3.35 per share, for the cumulative effect of changes in accounting principles and an extraordinary loss of $31.4 million net of income tax benefits, or $.38 per share, on the early extinguishment of debt. For the year ended December 27, 1992, the Company's earnings were inadequate to cover fixed charges by $195.6 million. Improvements in both operating and net results during 1993, as compared to 1992, reflect increased productivity, cost reductions, and limited pricing improvements in certain of the Company's product lines. However, competitive pricing pressures still exist in each of the Company's business segments, particularly in communications papers including uncoated free sheet papers and coated groundwood papers, where excess industry capacity and imports have resulted in continuing reductions in pricing.
RECENT JAMONT HOLDINGS FINANCIAL PERFORMANCE
     For the year ended December 31, 1993, Jamont Holdings reported operating income of $68 million and a net loss of $0.4 million, after reflecting adjustments necessary to conform accounting principles to those generally accepted in the United States. These results represent a significant decline from those of the prior year. Jamont Holdings was negatively affected in 1993 by the deep recessionary conditions experienced in Western Europe, as well as by significant amounts of industry overcapacity. These combined factors caused tissue pricing to fall steadily beginning in the second half of 1992. As of the end of 1993, pricing was at a level approximately 13% below that of mid-1992. However, the negative effects of reduced pricing were partially offset by Jamont Holdings' cost reduction, productivity improvement, and asset rationalization programs. During 1993, Jamont Holdings closed three converting plants and reduced its workforce by approximately 5%, or 450 employees. In addition, Jamont Holdings completed its $600 million capital investment program during the summer of 1993. This program, which began in 1991, consisted of a number of capital projects aimed at enhancing quality, expanding capacity, and reducing costs, and included the construction of six new paper machines.
ENVIRONMENTAL CONSIDERATIONS
     Like its competitors, James River is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of materials into the environment, including effluent and emission limitations, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements in future years. In addition, James River has been identified as a potentially responsible party and is involved in remedial investigations and actions under federal and state laws. There can be no assurance that the Company will not be named as a potentially responsible party at additional sites in the future or that the costs associated with such additional sites would not be material. For a further discussion of these matters, see "Environmental Matters" herein.
LEVEL OF INDEBTEDNESS
     As of December 26, 1993, James River's outstanding long-term debt totalled $1.9 billion and the current portion of long-term debt totalled $97 million. The Company's ratio of total debt to total capitalization was 50.9% as of this date. For purposes of this ratio, James River defines total capitalization as the sum of current and long-term debt and equity accounts. See "Ratios," "Investment Considerations -- Recent Industry Conditions," and " -- Recent James River Financial Performance." herein.
FLUCTUATING PRICES OF RAW MATERIALS AND ENERGY
     James River obtains its wood, resin, and energy requirements through periodic purchases reflecting fluctuating market prices. There can be no assurance that any raw materials and energy price increases experienced by James River could be passed on to James River's customers.
                                       5

                                USE OF PROCEEDS
     The proceeds from the sale of Preferred Stock to be offered hereby may be used for general corporate purposes, which may include capital expenditures, acquisitions, and working capital requirements. Except as described under "Recent Developments," the Company has not entered into any agreement with a third party with respect to any acquisition. The Company estimates that approximately $250 million of the proceeds from the sale of Preferred Stock to be offered hereby may be applied toward James River's purchase of the remaining 50% ownership interest in Jamont Holdings from Montedison S.p.A. and Rayne for approximately $575 million during the third quarter of 1994. See "Recent Developments" herein. Pending application of the proceeds, they may be temporarily invested or applied to the reduction of short-term borrowings. It is anticipated that the balance of the purchase price for the remaining Jamont Holdings interest, or approximately $325 million, will be funded with the proceeds from the sale of James River debt securites ("Debt Securities"). Concurrent with the filing of the Registration Statement of which this Prospectus is a part, the Company has filed a Registration Statement on Form S-3 for the issuance of up to $600 million of Debt Securities to be offered from time to time.
   UNAUDITED PRO FORMA JAMES RIVER AND JAMONT HOLDINGS FINANCIAL INFORMATION
     The following pro forma consolidated capitalization and condensed balance sheet as of December 26, 1993, and the pro forma consolidated statement of operations for the year then ended give effect to the following transactions:
     (a) the acquisition by James River of the remaining 50% ownership interest in Jamont Holdings for a purchase price of $575 million in cash;
     (b) the assumed financing of such acquisition with the proceeds from the issuance of $325 million of Debt Securities and $250 million of Preferred Stock.
     Prior to the proposed acquisition, James River owned 50% of Jamont Holdings, which was accounted for using the equity method of accounting. James River's additional 50% investment in Jamont Holdings has been accounted for using the purchase method of accounting and will result in the consolidation of Jamont Holdings.
     The unaudited pro forma consolidated condensed financial information is presented as if these transactions had been consummated as of December 26, 1993, for the pro forma consolidated capitalization and condensed balance sheet and as of the first day of the year for the pro forma consolidated statement of operations.
     The pro forma financial information does not purport to be indicative of the actual financial position as it is finally recorded, or the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated, or which may be reported in the future. The pro forma financial information should be read in conjunction with the separate historical consolidated financial statements and the related notes to such financial statements of James River and of Jamont Holdings, incorporated by reference herein.
                                       6

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
                     PRO FORMA CONSOLIDATED CAPITALIZATION
                                  (UNAUDITED)
                               DECEMBER 26, 1993
                                 (IN MILLIONS)

                                                                           PRO FORMA
                                                                          ADJUSTMENTS
                                                HISTORICAL                 INCREASE       PRO FORMA
                                      JAMES RIVER     JAMONT HOLDINGS     (DECREASE)      CONSOLIDATED
                                                                           (NOTE 2)
Current portion of long-term debt      $    97.3         $    69.7                        $  167.0
Long-term debt:
  Commercial paper and borrowings
     supported by revolving credit
     facilities                            287.1             423.4          $  11.4(c)       721.9
  Notes and debentures                   1,655.7             263.6            325.0(d)     2,244.3
     Total long-term debt (net of
       current portion)                  1,942.8             687.0            336.4        2,966.2
Minority interests                           7.0             158.8                           165.8
Shareholders' equity:
  Preferred stock                          454.1                              250.0(d)       704.1
  Common shareholders' equity            1,514.1             843.0           (843.0)(e)    1,506.1
                                                                               (8.0)(c)
     Total shareholders' equity          1,968.2             843.0           (601.0)       2,210.2
     Total capitalization              $ 4,015.3         $ 1,758.5          $(264.6)      $5,509.2

   The accompanying notes are an integral part of this pro forma information.
                                       7

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                               DECEMBER 26, 1993
                                 (IN MILLIONS)

                                                                           PRO FORMA
                                                                          ADJUSTMENTS
                                                HISTORICAL                 INCREASE       PRO FORMA
                                      JAMES RIVER     JAMONT HOLDINGS     (DECREASE)      CONSOLIDATED
                                                                           (NOTE 2)
ASSETS
Current assets:
  Cash and short-term securities       $    23.6         $    81.4                        $  105.0
  Accounts receivable                      422.9             396.2                           819.1
  Inventories                              666.5             176.0                           842.5
  Other current assets                     169.3               5.7                           175.0
     Total current assets                1,282.3             659.3                         1,941.6
Property, plant, and equipment           5,400.8           1,378.6                         6,779.4
Less accumulated depreciation and
  cost of timber harvested               1,829.3             267.5                         2,096.8
  Net property, plant, and
     equipment                           3,571.5           1,111.1                         4,682.6
Investments in affiliates                  519.5              18.5          $(423.5)(a)      114.5
Other assets                               324.7              39.2              3.0(c)       366.9
Goodwill                                   153.3             451.3            155.9(b)       760.5
     Total assets                      $ 5,851.3         $ 2,279.4          $(264.6)      $7,866.1
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Current portion of long-term
     debt                              $    97.3         $    69.7                        $  167.0
  Other current liabilities                683.8             396.5                         1,080.3
     Total current liabilities             781.1             466.2                         1,247.3
Long-term debt                           1,942.8             687.0          $ 325.0(d)     2,966.2
                                                                               11.4(c)
Other long-term liabilities                721.8              34.8                           756.6
Deferred income taxes                      430.4              89.6                           520.0
Minority interests                           7.0             158.8                           165.8
Shareholders' equity:
  Preferred stock                          454.1                              250.0(d)       704.1
  Common shareholders' equity            1,514.1             843.0           (843.0)(e)    1,506.1
                                                                               (8.0)(c)
  Total shareholders' equity             1,968.2             843.0           (601.0)       2,210.2
     Total liabilities and
       shareholders' equity            $ 5,851.3         $ 2,279.4          $(264.6)      $7,866.1

   The accompanying notes are an integral part of this pro forma information.
                                       8

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 26, 1993
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA
                                                                          ADJUSTMENTS
                                                HISTORICAL                 INCREASE       PRO FORMA
                                      JAMES RIVER     JAMONT HOLDINGS     (DECREASE)      CONSOLIDATED
                                                                           (NOTE 3)
Net sales                              $ 4,650.2         $ 1,482.1                        $6,132.3
Cost of goods sold                       3,858.6             947.9          $   3.9(a)     4,810.4
Selling and administrative
  expenses                                 677.6             466.1                         1,143.7
  Income from operations                   114.0              68.1             (3.9)         178.2
Interest expense                           137.5              72.3             22.8(b)       232.6
Other income, net                           40.0              17.6             (2.4)(c)       55.2
  Income before income taxes and
     minority interest                      16.5              13.4            (29.1)           0.8
Income tax expense (benefit)                18.9              15.7             (8.9)(d)       25.7
  Loss before minority interest             (2.4)             (2.3)           (20.2)         (24.9 )
Minority interest                            2.1               2.0                             4.1
  Net loss                             $    (0.3)        $    (0.3)         $ (20.2)      $  (20.8 )
Preferred dividend requirements            (32.8)                             (18.8)(e)      (51.6 )
  Net loss applicable to common
     shares                            $   (33.1)        $    (0.3)         $ (39.0)      $  (72.4 )
Net loss per common share
  and common share equivalent          $   (0.40)                                         $  (0.88 )
Weighted average number of common
  shares and common share
  equivalents                               81.9                                              81.9

   The accompanying notes are an integral part of this pro forma information.
                                       9

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

1. BASIS OF REPORTING
     The accompanying pro forma consolidated capitalization and condensed balance sheet as of December 26, 1993, and the pro forma consolidated statement of operations for the year then ended give effect to the acquisition of the remaining 50% interest in Jamont Holdings using the purchase method of accounting. The aggregate purchase price to be paid for the additional interest in Jamont Holdings is approximately $575 million, excluding estimated acquisition and financing costs of $11.4 million. The accompanying pro forma consolidated financial statements give effect to the expected issuances of approximately $325 million of Debt Securities and approximately $250 million of Preferred Stock, the proceeds of which will be used to finance the Jamont Holdings acquisition.
     The values assigned to the net assets acquired will be based upon the determination, after the consummation of the transaction, of the fair values of the assets acquired and liabilities assumed. Jamont Holdings was originally formed in 1990, at which time its assets and liabilities were adjusted to then fair values. In 1991, Jamont Holdings commenced a $600 million capital expansion program which was completed in 1993. Accordingly, based on the relatively recent valuations of Jamont Holdings' assets and liabilities, for the purpose of these pro forma consolidated financial statements, the excess of the purchase price over such estimated fair value of the net assets acquired, approximating $156 million, has been allocated to goodwill.
     Historical financial information on Jamont Holdings contained in the pro forma consolidated financial statements has been derived from the audited financial statements of Jamont Holdings as of December 31, 1993, and for the year then ended, prepared in accordance with accounting standards generally accepted in The Netherlands and measured in European Currency Units. Such financial information has been adjusted to conform to U.S. generally accepted accounting principles and translated into U.S. dollars.
2. PRO FORMA BALANCE SHEET AND CAPITALIZATION ADJUSTMENTS
     The pro forma consolidated capitalization and condensed balance sheet give effect to the adjustments described below.
          (a) To eliminate James River's existing investment in Jamont Holdings as of December 26, 1993, previously accounted for using the equity method.
          (b) To record estimated goodwill, representing the excess of James River's purchase price over the estimated fair value of Jamont Holdings' net equity.
          (c) To record $11.4 million of estimated acquisition and financing costs, assumed to be funded through borrowings under the Company's revolving credit facility, detailed as follows:
              (i) $0.4 million related to the acquisition of Jamont Holdings, excluding financing-related costs;
              (ii) $3.0 million related to the issuance of $325 million of Debt
                   Securities; and
             (iii) $8.0 million related to the issuance of $250 million of
                   Preferred Stock.
          (d) To record the assumed issuances of the following James River securities:
              (i) $325 million of Debt Securities issued in connection with the acquisition of Jamont Holdings; and
            (ii) $250 million of Preferred Stock issued in connection with the acquisition of Jamont Holdings.
          (e) To eliminate the Jamont Holdings historical shareholders' equity balances.
                                       10

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
        NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION, CONTINUED
                                  (UNAUDITED)
3. PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS
     The pro forma consolidated statement of operations gives effect to the adjustments described below.
          (a) To record amortization of the incremental goodwill, using the straight-line method over an assumed life of 40 years.
          (b) To record interest expense on the $325 million of incremental long-term debt, at an assumed interest rate of 7.0%.
          (c) To reverse James River's share of the earnings of Jamont Holdings associated with its existing 50% ownership interest, previously accounted for using the equity method.
          (d) To record income tax benefits related to the incremental interest expense.
          (e) To reflect increased preferred dividend requirements related to the issuance of the $250 million of additional Preferred Stock, at an estimated dividend yield of 7.5%.
4. LENDER CONSENTS
     For purposes of these pro forma consolidated financial statements, it has been assumed that any necessary consents or waivers which may be required for the consummation of the acquisition of the remaining interest in Jamont Holdings have been obtained by James River and that no incremental costs will be incurred in obtaining such consents or waivers.
5. PRO FORMA CONSOLIDATED SEGMENT INFORMATION
     Following the consummation of the acquisition of the remaining interest in Jamont Holdings, James River intends to continue to report its operations in its existing three business segments. These segments are: Consumer Products, which includes the manufacture and marketing of towel and tissue and disposable foodservice products; Food and Consumer Packaging, which includes the manufacture of folding cartons, flexible packaging, and packaging papers used in packaging food and other retail consumer goods; and Communications Papers, which includes the manufacture and marketing of a variety of uncoated business and printing papers, coated groundwood printing papers, and premium printing papers. Upon its consolidation, James River intends to report the results of Jamont Holdings as part of its Consumer Products segment.
6. PRO FORMA RATIOS
     On a pro forma basis, after reflecting the assumed acquisition and financing of Jamont Holdings, James River's earnings were inadequate to cover both fixed charges and combined fixed charges and preferred stock dividends for the year ended December 26, 1993. The amount of the deficiency of pro forma earnings compared to pro forma fixed charges was $13.3 million, and the amount of the deficiency of pro forma earnings compared to pro forma combined fixed charges and preferred stock dividends was $97.8 million for this year. See "Ratios" herein.
                                       11

                             ENVIRONMENTAL MATTERS
     Like its competitors, James River is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of materials into the environment, including effluent and emission limitations, as well as require the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations.
     James River has made and will continue to make substantial capital investments and operating expenditures, as well as production adjustments, in connection with compliance with environmental laws and regulations, including the Clean Air Act Amendments of 1990 (the "Clean Air Act"), the Clean Water Act, the Resource Conservation and Recovery Act, and others. During 1993, capital expenditures totalling approximately $58 million were made by James River for pollution control facilities and equipment. Estimates of costs for future environmental compliance are necessarily imprecise due to, among other things, the continuing emergence of new environmental laws and regulations and environmental control or process technology developments. While the Company believes that its environmental control costs are likely to increase as environmental regulations become broader and more stringent, James River is unable to predict, except as described below, the amount or timing of such increases, or the extent to which the impact of any future regulations on James River would be proportional to the impact on its competitors. Such future regulations could materially increase the Company's capital requirements in future years.
     In December 1993, the U.S. Environmental Protection Agency (the "EPA") published draft rules, informally referred to as the "cluster rules", which contain proposed revisions to the effluent guidelines under the Clean Water Act in conjunction with new regulations relating to the discharge of certain substances under the Clean Air Act. The final rules are scheduled to be issued in late 1995, with a nominal compliance date of 1998. The new rules may require significant changes in the pulping and/or bleaching process presently used in some U.S. pulp mills, including several of James River's mills, necessitating additional capital expenditures to achieve compliance by approximately 1998. Based on preliminary estimates, the Company anticipates that such capital expenditures could be at least $300 million for James River. This estimate could change, depending on several factors, including, among others, (i) the ability of the Company and other pulp manufacturers to convince the EPA that the proposed regulations are unnecessarily complex, burdensome, and environmentally unjustified; (ii) the outcome of potential administrative and judicial challenges; (iii) new developments in control and process technology; and (iv) any unfavorable revisions to the proposed cluster rules based on public comment.
     In addition, James River has been identified as a potentially responsible party ("PRP") and is involved in remedial investigations and actions under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, or similar state laws regarding the past disposal of wastes at approximately 45 sites in the United States. Such statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of the wastes, the waste generators, the waste transporters, and the owners and operators of waste sites. Responsible parties (or any one of them, including the Company) may be required to bear all of such costs regardless of fault, legality of the original disposal, or ownership of the disposal site. The Company has settled or resolved actions related to certain sites at minimal cost and has determined that it has no responsibility with regard to certain other sites for which it has received notification. In most cases, James River is one of many PRP's, and its relative contributions of waste materials have been minor. However, at the Solvent Recovery Services of New England site in Connecticut, James River has been notified by the EPA that, based on records available at this time, the Company appears to be one of the largest "potentially responsible parties". As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional sites in the future or that the costs associated with such additional sites would not be material.
     In accordance with financial reporting requirements, including Statement of Financial Accounting Standards No. 5, James River's policy is to accrue remediation costs when it is probable that such costs will be incurred and when they can be reasonably estimated. As of December 26, 1993, James River's accrued environmental remediation liabilities totalled $22.2 million. This amount reflects management's best estimate of James River's ultimate liability for such costs. On a quarterly basis, the Company reviews the status of all significant existing or potential environmental issues and adjusts its accrual as necessary. Estimates of costs for future remediation are
                                       12
necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRP's. The Company believes that its share of the ultimate costs of cleanup for its current remediation sites will not have a material adverse impact on its financial condition.
                         DESCRIPTION OF PREFERRED STOCK
GENERAL
     The Company is authorized to issue five million shares of Preferred Stock, par value $10 per share, in series. As of April 29, 1994, the Company had outstanding the following series of Preferred Stock:

                                                                                                        SHARES
                                                                                                       OUTSTANDING
Series D Cumulative Preferred Stock...............................................................        12,400
Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock...............................     1,999,995
Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock...............................     1,000,000
Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock...............................       264,042
Series O 8 1/4% Cumulative Preferred Stock........................................................       200,000
       Total......................................................................................     3,476,437

     In addition, in connection with its Shareholder Rights Plan, the Company has reserved 150,000 shares of Preferred Stock for the issuance of Series M Cumulative Participating Preferred Stock (the "Series M Preferred Stock"). When exercisable, each share purchase right (a "Right") entitles its holder to purchase one one-thousandth of a share of Series M Preferred Stock at an exercise price of $150 per share, subject to adjustment. The Rights will be exercisable only if a person or group acquires, has the right to acquire, or has commenced a tender offer for 15% or more of the outstanding common stock of the Company (the "Common Stock").
     The Board of Directors of the Company is authorized by the Company's Articles of Incorporation to provide, without further shareholder action, for the issuance of one or more additional series of Preferred Stock. The Board of Directors, or a duly authorized committee thereof, has the power to fix various terms with respect to each series, including voting powers, designations, preferences, dividend rates, conversion and exchange provisions, redemption provisions, and the amounts which holders are entitled to receive upon any liquidation, dissolution or winding up of James River. The Preferred Stock of each series shall rank on a parity with the Preferred Stock of every other series as to dividends and assets according to the respective dividend rates and series, and without the preference or priority of any series over any other series. However, all shares of the Preferred Stock shall be preferred over the Common Stock, to the extent provided for in any series of Preferred Stock, as to both dividends and amounts distributable upon any voluntary or involuntary liquidation of James River. The applicable Prospectus Supplement or Prospectus Supplements set forth the particular designation, preferences, and rights of the series of Preferred Stock in respect of which this Prospectus is delivered.
                        DESCRIPTION OF DEPOSITARY SHARES
     Each Depositary Share will represent a fraction of a share of Preferred Stock deposited under the Deposit Agreement ("Deposit Agreement"), among James River, Wachovia Bank & Trust Company, N.A., as Depositary ("Depositary") and the holders from time to time of Depositary Receipts issued thereunder. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all of the rights and preferences of the Preferred Stock represented thereby contained in James River's Articles of Incorporation and the Articles of Amendment creating the Preferred Stock. James River does not expect that there will be any public trading market for the Preferred Stock except as represented by the Depositary Shares.
     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). The above description of the Depositary Shares is not complete and is subject to, and qualified in its entirety by, the description in the applicable Prospectus Supplement and the provisions of the Deposit Agreement (which contains the form of Depositary Receipt), a copy of which has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.
                                       13

                              PLAN OF DISTRIBUTION
     The Company may sell the Preferred Stock and Depositary Shares representing Preferred Stock being offered hereby in any of four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.
     Offers to purchase Preferred Stock or Depositary Shares representing Preferred Stock may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the Preferred Stock or Depositary Shares representing Preferred Stock in respect of which this Prospectus is delivered is named and any commissions payable by the Company to such agent are set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less). Agents may be customers of, engage in transactions with or perform services for, the Company in the ordinary course of business.
     If an underwriter or underwriters are utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them, and the names of the underwriters and the terms of the transaction are set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Preferred Stock or Depositary Shares representing Preferred Stock in respect of which this Prospectus is delivered to the public.
     If a dealer is utilized in the sale of the Preferred Stock or Depositary Shares representing Preferred Stock in respect of which this Prospectus is delivered, the Company will sell such Preferred Stock or Depositary Shares representing Preferred Stock to the dealer, as principal. The dealer may then resell such Preferred Stock or Depositary Shares representing Preferred Stock to the public at varying prices to be determined by such dealer at the time of resale.
     Agents, underwriters and dealers may be entitled under the relevant agreements to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933.
     The place and time of delivery for the Preferred Stock or Depositary Shares representing Preferred Stock in respect of which this Prospectus is delivered are set forth in the Prospectus Supplement.
                                 LEGAL OPINIONS
     The legality of the Preferred Stock or the Depositary Shares representing Preferred Stock in respect of which this Prospectus is being delivered will be passed on for the Company by McGuire, Woods, Battle & Boothe, Richmond, Virginia. Anne M. Whittemore, a director of the Company, is a Partner in the law firm of McGuire, Woods, Battle & Boothe. Lawyers of such firm own an aggregate of approximately 33,000 shares of Common Stock of the Company.
                                    EXPERTS
     The consolidated financial statements of James River and Subsidiaries incorporated by reference into its Annual Report on Form 10-K for the year ended December 26, 1993, and the related financial statement schedules included in such Form 10-K, have been audited by Coopers & Lybrand, independent accountants, as set forth in their reports dated January 25, 1994, included therein and incorporated herein by reference.These consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.
     The consolidated balance sheet of Jamont Holdings and Subsidiaries as of December 31, 1993, and the related consolidated profit and loss account for the year then ended, included in James River's Current Report on Form 8-K dated April 27, 1994, have been audited by Coopers & Lybrand, independent accountants, as set forth in their report dated March 14, 1994, included therein and incorporated herein by reference. The aforementioned financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
                                       14

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee..............................................................................   $ 99,139
Accountants' fees and expenses....................................................................     30,000
Attorneys' fees and expenses......................................................................     75,000
Printing and engraving expenses...................................................................     40,000
NYSE listing fee..................................................................................     80,000
Depositary fees and expenses......................................................................      5,000
State qualification fees and expenses.............................................................     10,000
Rating agencies' fees.............................................................................    135,000
Miscellaneous.....................................................................................        861
     Total........................................................................................   $475,000*

*All fees and expenses other than the SEC registration fee are estimated.
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Article 10 of the Virginia Stock Corporation Act allows, in general, for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, a director, officer, employee or agent of such corporation. Indemnification is also authorized with respect to a criminal action or proceeding where the person had no reasonable cause to believe that his conduct was unlawful. Article 9 of the Virginia Stock Corporation Act provides limitations on damages payable by officers and directors, except in cases of willful misconduct or knowing violation of criminal law or any federal or state securities law.
     Article VI of the Company's Amended and Restated Articles of Incorporation provide for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in right of the Company) because he is or was a director or officer of the Company or because he is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and reasonable expenses incurred in the proceeding, except such liabilities and expenses as are incurred because of such director's or officer's willful misconduct or knowing violation of the criminal law.
     The Company's Amended and Restated Articles of Incorporation also provide that in every instance permitted under Virginia corporate law in effect from time to time, the liability of a director or officer of the Company to the Company or its shareholders arising out of a single transaction, occurrence or course of conduct shall not exceed one dollar.
     The Company maintains a standard policy of officers' and directors' liability insurance.
     In the Underwriting Agreement, a proposed form of which is filed as Exhibit
1.1 hereto, the Underwriters will agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.
ITEM 16. EXHIBITS

 1.1   Form of Underwriting Agreement, filed herewith
 3.1   Amended and Restated Articles of Incorporation, as amended effective January 4, 1990 (incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 26,
         1993)
 3.2   Articles of Amendment to the Amended and Restated Articles of Incorporation designating the Series O
         8- 1/4% Cumulative Preferred Stock ($10.00 par value), effective October 1, 1992 (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 26,
         1993)
 3.3   Bylaws of James River, amended as of April 28, 1994 (incorporated by reference to Exhibit 3(c) to the
         Company's Annual Report on Form 10-K for the year ended December 26, 1993)

                                      II-1

 4.1   Amended and Restated Rights Agreement dated May 12, 1992, between James River and NationsBank of
         Virginia, N.A., as Rights Agent, and Amendment No. 1 to such Agreement, dated June 8, 1992
         (incorporated by reference to Exhibits 2 and 3, respectively, to the Company's filing of Amendment
         No. 1 dated July 28, 1992 to its Form 8-A dated March 3, 1989)
 4.2   Form of Deposit Agreement relating to Preferred Stock, filed herewith
 5.1   Opinion and consent of McGuire, Woods, Battle & Boothe as to the validity of the Preferred Stock, filed herewith
12.1   Computation of ratios of earnings to fixed charges (incorporated by reference to Exhibit 12 to the
         Company's Annual Report on Form 10-K for the year ended December 26, 1993)
12.2   Computation of ratios of earnings to combined fixed charges and preferred stock dividends, filed herewith
23.1   Consent of Coopers & Lybrand with respect to the audited financial statements of James River, filed herewith
23.2   Consent of Coopers & Lybrand with respect to the audited financial statements of Jamont Holdings, filed herewith
23.3   Consent of McGuire, Woods, Battle & Boothe (included as part of Exhibit 5.1)
24.1   Powers of attorney from officers and directors of the Company signing by an attorney-in-fact, filed herewith

ITEM 17.  UNDERTAKINGS
     1. The undersigned registrant hereby undertakes:
     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
PROVIDED, HOWEVER, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
     (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
                                      II-2

                                   SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond and Commonwealth of Virginia, on April 29, 1994.
                                             JAMES RIVER CORPORATION OF VIRGINIA
                                             By:      /S/ STEPHEN E. HARE
                                                        Stephen E. Hare
                                               Senior Vice President, Corporate
                                                  Finance and Chief Financial
                                                             Officer
     Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed below by the following persons on April 29, 1994, in the capacities indicated.

                      SIGNATURE                                                 TITLE
                         ROBERT C. WILLIAMS*            Chairman of the Board of Directors, President, and
                                                          Chief Executive Officer (Principal Executive
                  Robert C. Williams                      Officer)
                         /S/ STEPHEN E. HARE            Senior Vice President, Corporate Finance and Chief
                                                          Financial Officer (Principal Financial and
                   Stephen E. Hare                        Accounting Officer)
                         FITZGERALD BEMISS*             Director
                  FitzGerald Bemiss
                          WILLIAM T. BURGIN*            Director
                  William T. Burgin
                       WORLEY H. CLARK, JR.*            Director
                 Worley H. Clark, Jr.
                     WILLIAM T. COMFORT, JR.*           Director
               William T. Comfort, Jr.
                          WILLIAM V. DANIEL*            Director
                  William V. Daniel
                         BRUCE C. GOTTWALD*             Director
                  Bruce C. Gottwald
                          ROBERT M. O'NEIL*             Director
                   Robert M. O'Neil
                          JOSEPH T. PIEMONT*            Director
                  Joseph T. Piemont
                        ANNE M. WHITTEMORE*             Director
                  Anne M. Whittemore

*By:             /s/ STEPHEN E. HARE
                 Stephen E. Hare
                 Attorney-in-fact
                                      II-3

                                    EXHIBITS

                                                                                                       SEQUENTIALLY
EXHIBIT                                                                                                  NUMBERED
NUMBER                                             EXHIBIT                                                 PAGE
  1.1    Form of Underwriting Agreement, filed herewith
  3.1    Amended and Restated Articles of Incorporation, as amended effective January 4, 1990
           (incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K
           for the year ended December 26, 1993)
  3.2    Articles of Amendment to the Amended and Restated Articles of Incorporation designating the
           Series O 8- 1/4% Cumulative Preferred Stock ($10.00 par value), effective October 1, 1992
           (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K
           for the year ended December 26, 1993)
  3.3    Bylaws of James River amended as of April 28, 1994 (incorporated by reference to Exhibit
           3(c) to the Company's Annual Report on Form 10-K for the year ended December 26, 1993)
  4.1    Amended and Restated Rights Agreement dated May 12, 1992, between James River and
           NationsBank of Virginia, N.A., as Rights Agent, and Amendment No. 1 to such Agreement, dated June 8, 1992 (incorporated by reference to Exhibits 2 and 3, respectively, to the
           Company's filing of Amendment No. 1 dated July 28, 1992 to its Form 8-A dated March 3,
           1989)
  4.2    Form of Deposit Agreement relating to Preferred Stock, filed herewith
  5.1    Opinion and consent of McGuire, Woods, Battle & Boothe as to the validity of the Preferred
           Stock, filed herewith
 12.1    Computation of ratios of earnings to fixed charges, (incorporated by reference to Exhibit
           12 to the Company's Annual Report on Form 10-K for the year ended December 26, 1993)
 12.2    Computation of ratios of earnings to combined fixed charges and preferred stock dividends, filed herewith
 23.1    Consent of Coopers & Lybrand with respect to the audited financial statements of James
           River, filed herewith
 23.2    Consent of Coopers & Lybrand, with respect to the audited financial statements of Jamont
           Holdings, filed herewith
 23.3    Consent of McGuire, Woods, Battle & Boothe (included as part of Exhibit 5.1)
 24.1    Powers of attorney from officers and directors of the Company signing by an attorney-
           in-fact, filed herewith